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www.dechert.com

JULIEN BOURGEOIS

julien.bourgeois@dechert.com
+1 202 261 3451 Direct
+1 202 261 3151 Fax

June 28, 2010

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Michael Shaffer, Esq.
         Brion Thompson, Esq.

Re:	UBS Money Series (the “Registrant”)
File Nos. 33-52965, 811-08767

Dear Mr. Shaffer and Mr. Thompson:

This letter responds to comments that Mr. Thompson provided to Julien Bourgeois and Lisa R. Price of Dechert LLP in a telephonic discussion on June 24, 2010, with respect to Post-Effective Amendment No. 28 to the Registrant’s registration statement (“PEA 28”) filed pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on June 23, 2010. The prospectus and SAI provided in PEA 28 relate solely to UBS Select Prime Capital Fund, UBS Select Treasury Capital Fund and UBS Select Tax-Free Capital Fund, three series of the Registrant (the “Funds”). The comments, along with the Registrant’s responses, were subsequently discussed with Mr. Shaffer and Mr. John Ganley in a telephonic discussion on June 25, 2010. We have reproduced the comments below, followed by the Registrant’s responses.

Prospectus

1.	Comment: Please include standard Tandy representation language.
Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

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US Austin Boston Charlotte Hartford New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

•	The staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws.

2.
Comment: Please confirm whether each Fund has an “exchange ticker symbol.” If a Fund has an exchange ticker symbol, please include it on the front cover of the Prospectus in accordance with Item 1(a)(2) of Form N-1A.

Response: The Registrant confirms that none of the Funds have an exchange ticker symbol.

3.
Comment: For each Fund, under the section captioned “Fund summary” and sub-captioned “Annual fund operating expenses” on pages 1, 8 and 15 of the Prospectus, please remove the second footnote following the table which states that “Expenses are based on estimated amounts” unless the Funds are “New Funds” authorized to include this disclosure as provided by Form N-1A.

Response: Instruction 6(a) to Item 3 of Form N-1A requires that a “New Fund” disclose, in a footnote to the fee table, that ‘Other Expenses’ are based on estimated amounts for the current fiscal year. Instruction 6 further provides that for purposes of Item 3, a “New Fund” includes “a Fund that does not include in Form N-1A financial statements reporting operating results...” Each of the Funds meets the definition of a “New Fund” in Instruction 6, as the Registration Statement does not include financial statements for the Funds. Accordingly, the Registrant believes it is necessary to retain the footnote as required by Instruction 6(a).

4.
Comment: For each Fund, under the section captioned “Fund summary” and sub-captioned “Annual fund operating expenses” on pages 1, 8 and 15 of the Prospectus, please remove the third footnote following the table which states that “UBS Global AM or the fund’s principal underwriter may voluntarily waive fees and/or reimburse expenses.”

Response: The Registrant has incorporated the comment. The requested disclosure has been removed.
5.	Comment: For each Fund, under the section captioned “Fund summary” and sub-captioned “Performance” on pages 5, 12 and 19 of the Prospectus, please confirm that updated performance information is not available through a Web site or toll-free (or collect) telephone number, and therefore the disclosure required by Item 4(b)(2)(i) of Form N-1A is not applicable.
Response: No such updated performance information is available. As a result, the Funds have not included the statement included in Item 4(b)(2)(i) of Form N-1A.
6.
Comment: For each Fund, under the section captioned “Fund summary” and sub-captioned “Average annual total returns” on pages 6, 13 and 20 of the Prospectus, please remove the first footnote following the table, as it appears to be repetitive of prior disclosure and not required by Form N-1A.

Response: The Registrant has incorporated the comment. The requested disclosure has been removed.
7.
Comment: For each Fund, under the section captioned “Fund summary and sub-captioned “Purchase and sale of fund shares” on pages 7, 14 and 21 of the Prospectus, please delete the first two sentences of this section as they are neither permitted nor required by Item 6 of Form N-1A. As an alternative, you may revise the first two sentences of this section to refer to the procedures for both purchasing and redeeming Fund shares.

Response: Each Fund has incorporated the comment and revised the disclosure to read as follows (additional disclosure underlined):

If you are buying or selling fund shares directly, you may do so by calling the fund’s transfer agent at 1-888-547 FUND. You may also buy and sell fund shares through financial intermediaries who are authorized to accept purchase and sales orders on behalf of the fund.

8.
Comment: If a Fund currently intends to provide shareholders with a summary prospectus in lieu of the statutory prospectus pursuant to Rule 498 under the 1933 Act, please provide the legend that the Fund will include on the cover page or beginning of the summary prospectus in order to meet the requirements of Rule 498(b)(1)(v).

Response: The Funds do not currently intend to provide shareholders with a summary prospectus.

9.
Comment: For UBS Select Treasury Capital Fund and UBS Select Tax-Free Capital Fund, under the section captioned “Fund summary” and sub-captioned “Average annual total returns” on pages 13 and 20 of the Prospectus, please remove the second footnote, which refers to the inception date for the Fund. As an alternative, you may include the inception date in last line of the table above, by adding it in parentheses following “Life of fund.”

Response: The Registrant has incorporated the comment and added the inception date in parentheses as suggested.

10.
Comment: Under the section captioned “More information about the funds” and sub-captioned “Additional information about investment strategies” on page 22 of the Prospectus, please tailor the disclosure to each Fund’s investment strategies.

Response: Each Fund has incorporated the comment and revised the disclosure to read as follows (additional disclosure underlined):

UBS Select Prime Capital Fund seeks to achieve its investment objective by investing in a diversified portfolio of high quality money market instruments of governmental and private issuers, which may include short-term obligations of the US government and its instrumentalities; repurchase agreements; obligations of US and non-US banks; and commercial paper, other corporate obligations and asset-backed securities.

UBS Select Treasury Capital Fund seeks to achieve its investment objective by investing at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in securities issued by the US Treasury and in related repurchase agreements.

UBS Select Tax-Free Capital Fund seeks to achieve its investment objective by investing in a diversified portfolio of high quality, municipal money market investments. Under normal circumstances, UBS Select Tax-Free Capital Fund will invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in investments, the income from which is exempt from federal income tax.

UBS Select Treasury Capital Fund’s 80% policy is a “non-fundamental” policy. This means that this investment policy may be changed by the fund’s board without shareholder approval. However, UBS Select Treasury Capital Fund has also adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change to the 80% investment policy.

UBS Select Tax-Free Capital Fund’s 80% policy is a “fundamental policy.” This means that the fund may not deviate from its 80% policy without the approval of its shareholders.

Like all money market funds, each of the funds is subject to maturity, quality, diversification and liquidity requirements designed to help it maintain a stable price of $1.00 per share. Each of the funds’ investment strategies are designed to comply with these requirements. Each of the funds may invest in high quality, short-term, US dollar-denominated money market instruments paying a fixed, variable or floating interest rate.

UBS Global AM may use a number of professional money management techniques to respond to changing economic and money market conditions and to shifts in fiscal and monetary policy. These techniques include varying each fund’s composition and weighted average maturity based upon UBS Global AM’s assessment of the relative values of various money market instruments and future interest rate patterns. UBS Global AM also may buy or sell money market instruments to take advantage of yield differences.

Each of the funds may invest to a limited extent in shares of similar money market funds.

Each of the funds may maintain a rating from one or more rating agencies that provide ratings on money market funds. There can be no assurance that a fund will maintain any particular rating or maintain it with a particular rating agency. To maintain a rating, UBS Global AM may manage a fund more conservatively than if it were not rated.

~~As noted above, under normal circumstances, UBS Select Treasury Capital Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in securities issued by the US Treasury and repurchase agreements relating to those instruments. UBS Select Treasury Capital Fund’s 80% policy is a “non-fundamental” policy. This means that this investment policy may be changed by the fund’s board without shareholder approval. However, UBS Select Treasury Capital Fund has also adopted a policy to provide its shareholders with at least 60 days’ prior written notice of any change to the 80% investment policy.~~

~~As noted above, under normal circumstances, UBS Select Tax-Free Capital Fund invests at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in investments the income from which is exempt from federal income tax. UBS Select Tax-Free Capital Fund’s 80% policy is a “fundamental policy.” This means that the fund may not deviate from its 80% policy without the approval of its shareholders.~~

11.
Comment: Under the section captioned “More information about the funds” and sub-captioned “More information about principal risks beginning on page 22 of the Prospectus, please clarify the disclosure to more clearly provide the Fund or Funds to which each of the principal risks applies.

Response: We have incorporated the comment by clarifying in the discussion of each principal risk the Fund or Funds for which that risk applies. For example (additional disclosure underlined):

Credit risk (All Funds). Credit risk is the risk that the issuer of a money market instrument will not make principal or interest payments when they are due. Even if an issuer does not default on a payment, a money market instrument’s value may decline if the market believes that the issuer has become less able, or less willing, to make payments on time. Even the highest quality money market instruments are subject to some credit risk. The credit quality of an issuer can change rapidly due to market developments and may affect the fund’s ability to maintain a $1.00 share price.

12.	Comment:

Under the section captioned “Managing your fund account” and sub-captioned “Buying shares” on page 26 of the Prospectus, the fourth sentence of the fifth paragraph states that “UBS Select Tax-Free Capital Fund does not accept purchase orders received after 2:00 p.m. (Eastern time).” Please discuss in your response letter how UBS Select Tax-Free Capital Fund handles purchase orders received after that time. Please also include a note in your answer about whether redemption requests are handled similarly when received after the cut-off time of noon (Eastern time).

Response: If UBS Select Tax-Free Capital Fund receives a purchase order or a redemption order after the cut-off times indicated, the order is simply rejected.

Statement of Additional Information (“SAI”)

13.
Comment: Under the section captioned “The funds’ investments, related risks and limitations” and sub-captioned “Investment limitations of the funds—Fundamental investment limitations,” the Registrant states on page 14 of the SAI that each fund will not “Purchase any security if, as a result of that purchase, 25% or more of the fund’s total assets would be invested in securities of issuers having their principal business activities in the same industry, except that this limitation does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or to municipal securities...” The staff reminds the Registrant of its position on this topic as expressed in Release No. IC-9785 (May 31, 1977). Accordingly, please disclose that the Funds’ position only applies to tax-exempt securities and include related disclosure following this fundamental investment limitation.

Response: The Registrant confirms that its policy is consistent with Release IC-9785. The Registrant has incorporated the comment by modifying the paragraph following this fundamental investment limitation as follows:

The following interpretations apply to, but are not a part of, this fundamental restriction: (a) US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries; ~~and~~ (b) asset-backed securities will be grouped in industries based upon their underlying assets and not treated as constituting a single, separate industry; ~~and~~ (c) tax-exempt securities backed only by the assets and revenues of a non-government user will be considered to be subject to this industry concentration limitation; and (d) taxable municipal securities will not be considered municipal securities for purposes of this industry concentration limitation.

14.
Comment: On page 14 of the SAI, under the section captioned “Investment limitations of the funds—Fundamental investment limitations,” it is indicated under the second paragraph discussing the Funds’ interpretation of their investment limitation regarding industry concentration that “US banking (including US finance subsidiaries of non-US banks) and non-US banking will be considered to be different industries.” The SEC staff questions (based notably on old Guide 19 to Form N-1A) whether this distinction is appropriate and believes that if it is not appropriate, the Funds’ interpretation should be revised.

Response: The Funds and their investment advisor believe that this interpretation is fully consistent with the guidance previously provided by the SEC staff to the mutual fund industry in old Guide 19. Notably, Guide 19 specifies that a registrant may select its own industry classifications for purposes of its industry concentration policy but that “such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” The Funds’ investment advisor believes that the primary economic characteristics of U.S. banks differ from those of foreign banks and this approach is entirely consistent with the different investment risks tied to those investments. It is also worthy of note that the North American Industry Classification System (NAICS), which is the standard used by federal statistical agencies to classify industries that has replaced the Standard Industrial Classification (SIC) system, has different industry classifications for the U.S. banking area itself, which suggests that even within the U.S. banking sector, the U.S. federal government recognizes that there are several banking “industries.” For example, NAICS has different industry codes for “Commercial Banking” (code 522110), Savings Institutions (code 522120) or Investment Banking and Securities Dealing (code 523110) (see http://www.census.gov/cgi-bin/sssd/naics/naicsrch?chart=2007). It is thus reasonable to distinguish between US and foreign banks.

Guide 19 further notes that registrants selecting their own industry classifications should disclose them. We note that the Funds’ interpretation always has been fully disclosed to investors, it never has been modified and it always has been consistently applied so that shareholders never have been subject to risks that differ from those that have previously been disclosed to them (we also respectfully note that this interpretation has previously been reviewed by the SEC staff). Furthermore, this interpretation is consistent with the interpretation taken by the corresponding master funds in which the Funds invest, is consistent with the interpretations of the thirteen other feeder funds that invest in those master funds and is consistent with the interpretation disclosed by at least 11 other money market funds as well as other funds within the UBS fund complex (and has previously been discussed with shareholders of some of those funds in a proxy statement seeking approval of the corresponding fundamental concentration policy).

It is worthy of note that Guide 19 indicates that money market funds may declare an investment policy on industry concentration reserving freedom of action to concentrate their investments in government securities and “certain bank instruments issued by domestic banks” and further indicates that “United States branches of foreign banks may be considered domestic banks” under certain circumstances. Thus, the staff’s position that is summarized in Guide 19 makes a clear distinction between US and foreign banks in the context of concentration policies. The Funds’ interpretation is consistent with that distinction.

As a result of the foregoing, no change has been made to the Funds’ interpretation and corresponding disclosure.

15.
Comment: Under the section captioned “Valuation of shares” on page 40 of the SAI, the Registrant states that “each master fund values its portfolio securities in accordance with the amortized cost method of valuation under Rule 2a-7...under the Investment Company Act.” Please confirm that the Registrant is aware of, and complies with, the amendment to Rule 2a-7 of the Investment Company Act of 1940 and other rules relating to money market funds recently adopted by the U.S. Securities and Exchange Commission (“Commission”) in Investment Company Act Release No. 29132 (Feb. 23, 2010) (the “Amendments”).

Response: The Registrant confirms that it is aware of the Amendments and will comply with them by the applicable compliance dates.

* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3451.

Sincerely,

/s/ Julien Bourgeois

Julien Bourgeois

cc:	Keith A. Weller – Vice President and Assistant Secretary of UBS Money Series
Jack W. Murphy – Dechert LLP